Exhibit 99.1

21VIANET GROUP, INC.

(Incorporated as a limited liability company under the laws of the Cayman Islands)

Announcement of Results of the Meeting of Bondholders with Respect to the Proposed Extraordinary Resolutions relating to its 7.875% Bonds Due 2016

Beijing, June 30, 2014—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced the results of the meeting of holders of the Bonds (“Bondholders”) convened at 2:00 p.m. (Hong Kong time) on June 27, 2014 (the “Meeting of Bondholders”) and that the Extraordinary Resolutions relating to the Bonds put to the Meeting were approved. Reference is made to the Notice of Meeting of Bondholders (the “Notice”) dated June 5, 2014.

Results of the Meeting

The Company announces that the Meeting of Bondholders convened and held at 2:00 p.m. (Hong Kong time) on June 27, 2014 was quorate at the first calling and the number of votes cast at such meeting was as follows:

	For	Against
Total number of votes cast	893,600,000	0
Votes as a percentage of all votes cast (%)	100	0
Votes as a percentage of all votes attached to outstanding Bonds (%)	89.36	0

As more than 75% of the votes cast at the Meeting of Bondholders were cast in favour of the Extraordinary Resolutions relating to the Bonds, the Extraordinary Resolutions were duly passed. No Bondholder was required to abstain from voting on the Extraordinary Resolutions at the Meeting of Bondholders.

Each Bondholder entitled to vote at the Meeting of Bondholders (whether in person, as a proxy or a representative of a Bondholder), and who voted in favour of the Extraordinary Resolutions at the Meeting of Bondholders was paid a one-time fee in an amount equal to RMB200 per RMB100,000 principal amount of Bonds held by such Bondholder (the “Consent Fee”). Accordingly, the Company paid RMB1,787,200 in cash today to Bondholders who voted in favour of the Extraordinary Resolutions.

Amendments to the Terms and Conditions of the Bonds

The Company announces that, following approval of the Extraordinary Resolutions, the terms and conditions of the Bonds were amended by the Company today by entering into the Supplemental Fiscal Agency Agreement in order to implement the Extraordinary Resolutions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Bonds, and shall not constitute an offer, solicitation or sale of the Bonds in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of several thousand customers that range from Fortune 500 conglomerates, government entities, blue-chip enterprises to small- and mid-sized business enterprises.